Marpai, Inc.

5701 East Hillsborough Avenue, Suite 1417

Tampa, FL 33610-5428

October 21, 2021

VIA EDGAR & TELECOPY

Mr. Tim Buchmiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marpai, Inc. (the “Company”)

Registration Statement on Form S-1

(File No. 333-258029) (the “Registration Statement”)

Dear Mr. Buchmiller,

On October 19, 2021, the undersigned requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. on October 21, or soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

Marpai, Inc.

By:	/s/ Edmundo Gonzalez
Name:	Edmundo Gonzalez
Title:	Chief Executive Officer